EXHIBIT 99.1

For Immediate Release	Date: September 4, 2019
19-26-TR

Teck Announces Dominic Barton to Step Down from Teck Board

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Dominic Barton will step down from Teck’s Board of Directors, effective immediately, to assume the role of Canada’s Ambassador to China. Mr. Barton joined Teck’s Board in September 2018 and was appointed Chair of the Board on October 1, 2018.

Sheila Murray, Chair of Teck’s Corporate Governance and Nominating Committee, will assume the role of acting Board Chair as the Board institutes a process to identify a long term replacement for Mr. Barton. Ms. Murray has recently retired as the President of CI Financial Corp. and had a distinguished career practicing corporate and securities law prior to joining CI. She was elected to Teck’s Board in 2018.

Teck wishes to thank Mr. Barton for his contribution to governance at Teck and extends its congratulations to Mr. Barton on his new appointment. His depth of experience and global perspective make him uniquely qualified to assist Canada in continuing to build its relationship with China.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com